

Mail Stop 4720

July 13, 2016

Via E-mail
Mr. Robert L. Rosiello
Executive Vice President, Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

> **Re: Valeant Pharmaceuticals International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed June 7, 2016**
> **Form 8-K dated June 7, 2016**
> **Filed June 7, 2016**
> **Form 8-K dated April 29, 2016**
> **Filed April 29, 2016**
> **File No. 001-14956**

Dear Mr. Rosiello:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015
General

1. You state on page 4 that you sell branded generic pharmaceutical products, branded pharmaceuticals, over-the-counter products and medical devices in the Middle East, a region that includes Syria. We note on your website a press release dated October 9, 2014, announcing that you acquired MedPharma Pharmaceutical & Chemical Industries. We are aware of publicly available information indicating that MedPharma operates in Sudan. Syria and Sudan are countries designated by the U.S. Department of

State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Syria or Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through direct or indirect arrangements. You should describe any products or services you have provided into Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Healthcare Reform, page 43

2. In addition to your disclosure in the last paragraph of this section that legislative action may lead to price controls, you disclose in risk factors on page 14 that your prices are under scrutiny and on page 20 that you may reduce some prices. On pages 43 and 47 of your March 31, 2016 Form 10-Q you announce the formation of a new Patient Access and Pricing Committee that has already established enhanced rebate programs for two of your products. Where a trend, demand, commitment, event or uncertainty is known, management must make two assessments. Refer to Section III. B of MD&A interpretive release 33-6835. Please provide us your analysis of these assessments supporting your conclusion that disclosure of the expected effects on future financial condition and results of operations regarding the uncertainty of maintaining current revenue levels is not necessary.

Critical Accounting Policies and Estimates
Goodwill, page 70

3. Please tell us how you factored your potential product price decreases in your assessment that hypothetical 15% decreases in the fair values of each of your reporting units would not have triggered additional impairment testing during the fourth quarter of 2015 or as of March 31, 2016 as disclosed on page 24 of your March 31, 2016 Form 10-Q. In addition, please tell us how you considered these potential product price decreases in your impairment analyses for individual product-related intangible assets.

Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page 79

4. You disclose that your tone at the top material weakness may have been a contributing factor in sales efforts that resulted in the granting of discounts and extended payment terms and inventories above target levels at certain distributors in Russia and Poland. Please demonstrate to us why these sales efforts did not result in a material misstatement of your financial statements as you disclose in the last bullet on page 79. In your response, explain to us why these activities did not result in a material misstatement when it appears from the disclosure in the first full paragraph on page 48 that you expect 2016 revenues will be reduced by approximately $50 million to bring the wholesaler inventory

levels in Russia and Poland from the current four to five months down to the targeted level of less than three months.

Consolidated Statements of Shareholders' Equity, page F-8

5. Please explain to us why you reflect a reduction to additional paid-in capital for employee withholding taxes related to share based awards. Also explain to us why the apparent payment of these taxes is a financing activity on your cash flow statements on page F-9. In your response, explain why these withholding taxes are apparently not collected from employees. Reference for us the authoritative literature you rely upon to support your accounting.

Notes to Consolidated Financial Statements
Note 4: Acquisitions, page F-14

6. Throughout this note you disclose that the amounts of the fair values of the assets acquired and liabilities assumed as of the acquisition dates for your various acquisitions are provisional and subject to change. Please tell us your consideration of disclosing the specific assets and liabilities for each acquisition for which the initial accounting is incomplete as required by ASC 805-20-50-4Ab.

Note 18: Income Taxes, page F-70

7. Please provide us additional information that clarifies what the following reconciling items in your rate reconciliation table on page F-71 represent and explains why each has the following identified impact on your effective tax rate for the relevant period:
    - Adjustment to tax attributes with decreases from the effective tax rate of $87.1 million in 2015 and $32.3 million in 2014;
    - Canadian dollar foreign exchange gain for Canadian tax purposes with an increase from the effective tax rate of $173.6 million in 2015;
    - Change in valuation allowance related to foreign tax credits and net operating losses with an increase from the effective tax rate of $114.0 million in 2015; and
    - Tax benefit on intra-entity transfers with decreases from the effective tax rate of $374.9 million in 2015 and $147.3 million in 2014.

8. Also regarding your rate reconciliation on page F-71, please tell us why it is appropriate to reflect the change in valuation allowance on Canadian deferred tax assets in the same reconciling item as the impact of tax rate changes. In your response separately quantify the impact of each of these items for each of the last three years.

Form 10-Q for the quarterly period ended March 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Information
Financial Performance; Change in Revenues, page 47

9. Please tell us your consideration for disclosing the existence of negative average selling prices associated with your Walgreens fulfillment agreement and the sales force disruptions for Xifaxan as identified in your June 7, 2016 earnings conference call and their impact on your expected revenue for 2016. As your expected revenue for 2016 appears to be less than 2015 revenues, it appears that these items, as well as others, may be factors contributing to a known trend or uncertainty.

Form 8-K filed June 7, 2016
Exhibit 99.1 Press release dated June 7, 2016
Non-GAAP Information, fourth page

10. Please reconcile for us the last sentence in the first paragraph of this section and your December 18, 2015 response to comment 4 of our December 4, 2015 letter indicating why you do not present guidance on a GAAP basis with the statement made by your Chief Executive Officer in the closing remarks to your June 7, 2016 earnings conference call indicating that you maintain GAAP projections.

Form 8-K filed April 29, 2016
Exhibit 99.1 Press release dated April 29, 2016
Reconciliation of GAAP EPS to Adjusted EPS Non-GAAP, Table 2b

11. It appears from the non-GAAP adjustments presented in this table that your non-GAAP effective tax rates were 20.0% in 2013, 9.4% in 2014 and 22.9% in 2015. Please explain to us why the rate in 2014 is so much lower than the rates in 2013 and 2015. In your response, clarify for us how you assess tax attributes, including your assessment of valuation allowances on deferred tax assets, for non-GAAP tax provision purposes under the hypothetical profit scenarios inherent in your non-GAAP presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance